Exhibit 12.1
WESCO International, Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Consolidated Statements of Income Data:

Income before income taxes	$150,884		$99,498		$39,091		$25,970		$33,368

Add:
Portion of rental expense representative of the interest component of rental expense	11,067		11,033		10,833		10,967		10,833
Interest expense, including amortization of debt issuance costs	30,183		40,791		42,317		42,985		45,140

Fixed charges	41,250		51,824		53,150		53,952		55,973

Earnings before taxes and fixed charges	192,134		151,322		92,241		79,922		89,341

Ratio of earnings to fixed charges	4.7	x	2.9	x	1.7	x	1.5	x	1.6	x